Exhibit 4.17

HEAD DISTRIBUTING COMPANY

Amendment to Bylaws dated June 30, 2003

The undersigned, being the duly elected, qualified and acting Secretary of Head Distributing Company, a Georgia corporation (the “Corporation”), does hereby certify that the Bylaws of the Corporation were amended by the Board of Directors of the Corporation by Written Consent of Board of Directors of Head Distributing Company, dated June 30, 2003, in accordance with the Bylaws and Articles of Incorporation of the Corporation and the statutes of the State of Georgia, as follows:

The Bylaws of the Corporation were amended to modify Section 3.2 of Article III to provide as follows:

3.2          Number, Election and Term of Office.  The number of directors of the Corporation shall be fixed by resolution of the Board of Directors or of the shareholders from time to time and, until otherwise determined, shall not be less than one (1) nor more than six (6).  No decrease in the number of directors shall have the effect of shortening the term of an incumbent director.  Except as provided elsewhere in this Section 3.2 and in Section 3.4, the directors shall be elected at each annual meeting of shareholders, or at a special meeting of shareholders called for purposes that include the election of directors, by a plurality of the votes cast by the shares entitled to vote and present at the meeting.  Except in case of death, resignation, disqualification, or removal, the term of each director shall expire at the next succeeding annual meeting of shareholders.  Despite the expiration of a director’s term, he or she shall continue to serve until his or her successor, if there is to be any, has been elected and has qualified.

Executed this 30th day of June, 2003.

/s/ Carlos M. Hernandez
Carlos M. Hernandez
Secretary